Kevin M. Wiggins, CPA Vice President and Chief Accountant IKON Office Solutions, Inc. 70 Valley Stream Parkway Malvern, PA 19355 Telephone 610-408-2920 Fax 610-408-7264
April 18, 2008
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IKON Office Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 File No. 001-05964
Dear Mr. Krikorian:
     As discussed during our call yesterday, IKON Office Solutions, Inc. hereby requests an additional five (5) business days from the date of this letter to file our response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your comment letter dated April 4, 2008, with respect to the above-referenced Form 10-K. Accordingly, we will file our response on or before the close of business on Friday, April 25, 2008.
     Please feel free to contact me directly at (610) 408-2920 with any questions or concerns.
     Thank you.
Sincerely,

/s/ Kevin M. Wiggins

Kevin M. Wiggins